As filed with the Securities and Exchange Commission on March 6, 2002

File No. 70-9635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

AMENDMENT NO. 8
(Third Post-Effective)
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402

(Name of company filing this statement and address of principal executive offices)

Xcel Energy Inc.

(Name of top registered holding company parent of each applicant or declarant)

Gary R. Johnson
Vice President and General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter D. Clarke
Debra J. Schnebel
Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, IL 60601-1692
Telephone: 312-782-3939
Facsimile: 312-782-8585

     Xcel Energy Inc., a Minnesota corporation (“Xcel Energy”), as the successor corporation in the merger of Northern States Power Company and New Centuries Energy, Inc., and certain of its subsidiaries (collectively, the “Applicants”) filed an Application-Declaration on Form U-1 with the Securities and Exchange Commission (the “Commission”) in this file on February 23, 2000, as amended April 10, 2000, June 26, 2000, August 3, 2000, August 4, 2000, August 22, 2000, October 12, 2001 and October 19, 2001 (as so amended, the “Original Financing U-1”). The purpose of this Amendment No. 8 (Third Post-Effective) is to provide additional information regarding the financing transactions over which the Commission reserved jurisdiction in its order in this matter issued on August 22, 2000 (Holding Co. Act Release No. 27218) (the “Financing Order”). Capitalized terms used herein are used with the same meanings as in the Original Financial U-1.

     The Applicants sought approval from the Commission through the Original Financing U-1 for approval of certain financing transactions. In the Financing Order, the Commission reserved jurisdiction over the request that Xcel Energy be permitted to invest proceeds of financings in EWGs and FUCOs and to guarantee the obligations of EWGs and FUCOs in an amount up to 100% of its “consolidated retained earnings”, as defined in Rule 53(a)(2)(ii). The Financing Order approved an aggregate investment of up to $1.2 billion and reserved jurisdiction over the balance of the request. Xcel Energy requests that the Commission release jurisdiction over the matter of Xcel Energy’s aggregate investment in EWGs and FUCOs in an amount up to 100% of its “consolidated retained earnings”, as defined in Rule 53(a)(2)(ii), during the Authorization Period.

ITEM 1. Description of Proposed Transaction.

     In support of this request, Xcel Energy provides the following information which is added to Item 1.K. Description of Proposed Transaction — Financing of EWGs and FUCOs:

     As of December 31, 2001, Xcel Energy’s “aggregate investment” (as defined in Rule 53(a)(1)(i)) in EWGs and FUCOs was approximately $929 million, or approximately 37.7% of “consolidated retained earnings” (as defined in Rule 53(a)(1)(ii)) of Xcel Energy as of December 31, 2001, of approximately $2.47 billion.1 Xcel Energy requests that the Commission authorize Xcel Energy to invest proceeds of financings in EWGs and FUCOs and to guarantee the obligations of EWGs and FUCOs in an amount up to 100% of its “consolidated retained earnings”, as defined in Rule 53(a)(2)(ii), or $2.47 billion.

     The following paragraphs provide data analyzing the impact of the investment in EWGs and FUCOs on the Xcel Energy system in light of the tests developed by the staff in the course of reviewing applications by registered holding companies in connection with seeking Commission approval to make investments in EWGs and FUCOs in excess of the safe harbor limit of Rule 53.2

[1] In February 2002, Xcel Energy increased its “aggregate investment” in NRG in the amount of $250 million. On a pro forma basis taking this additional investment into account, Xcel Energy’s aggregate investment in EWGs and FUCOs is $1.179 billion, or approximately 47.8% of consolidated retained earnings (as defined in Rule 53(a)(1)(ii)) of Xcel Energy as of December 31, 2001.

[2] See The Southern Company (“Southern”), Holding Co. Act Release No. 35-26501 (April 1, 1996); Central and South West Corporation (“CSW”), Holding Co. Act Release No. 35-26653 (Jan. 24, 1997); GPU, Inc. (“GPU”), Holding Co. Act Release No. 35-26779 (Nov. 17, 1997); Cinergy, Inc. (“Cinergy”), Holding Co. Act Release No. 35-26848 (March 23, 1998); American Electric Power Company, Inc. (“AEP”), Holding Co. Act Release No. 35-26864 (April 27, 1998); and New Century Energies, Inc. (“New Century”), Holding Co. Act Release No. 35-26982 (February 26, 1999) (collectively, the “100% Orders”).

Capitalization Ratios.

     Xcel Energy’s proposed aggregate investment in EWGs and FUCOs of up to 100% of its consolidated retained earnings (as defined in Rule 53(a)(1)(ii)), or $2.47 billion as of December 31, 2001, would represent a reasonable commitment of capital for a company the size of Xcel Energy, based on various financial ratios at December 31, 2001, and will not have a substantial adverse impact on the financial integrity of the Xcel Energy system. For example, based upon Xcel Energy’s financial information as of December 31, 2001, the investment of this amount would be equal to approximately:

11.0 % of total consolidated capitalization* ($22.5 billion),

21.8% of consolidated net utility plant ($11.3 billion),

8.6% of total consolidated assets ($28.7 billion), and

25.7% of the market value of Xcel Energy’s outstanding common stock ($9.6 billion)

*	Total consolidated capitalization includes minority interest (approximately $655 million).

     The table below illustrates that Xcel Energy’s exposure to EWG/FUCO investments will be comparable to the companies who received the 100% Orders. In all categories, the percentage applicable to Xcel Energy is considerably below the highest percentage found reasonable by the Commission in the orders authorizing investments in EWGs and FUCOs in excess of the safe harbor limit of Rule 53.

Investments in EWGs and FUCOS as a percentage of:

	Consolidated	Consolidated Net	Consolidated Total	Market Value of
Company	Capitalization	Utility Plant	Assets	Common Stock

Southern	16.3	15.4	11.0	20.4
CSW	23.0	23.0	14.0	31.0
GPU	24.9	34.2	19.4	49.8
Cinergy	16.0	16.0	11.00	19.0
AEP	16.0	13.8	9.8	18.5
Entergy Corp.[3]	18.6	17.4	11.7	43.8
New Century	13.7	11.8	9.1	12.5
National Grid[4]	46.6	N/A	33.0	7.8
Cinergy 2000[5]	24.3	24.6	16.5	47.9
Average	22.2	19.5	15.1	27.9
Xcel Energy Aggregate Investment ($2.47 billion)	11.0	21.8	8.6	25.7

[3] Entergy Corp. (“Entergy”), Holding Co. Act Release No. 27184 (June 13, 2000).

[4] National Grid Group plc (“National Grid”), Holding Co. Act Release No. 27154, (March 15, 2000).

[5] Cinergy Corp., Holding Co. Act Release No. 27190 (June 23, 2000) (aggregate limit in EWGs and FUCOs of $1.58 billion consisting of its current investment of $580 million plus $1 billion additional).

     These comparisons clearly show that Xcel Energy’s request for an aggregate limitation on EWG and FUCO investments of 100% of consolidated retained earnings is well below the highest percentage found reasonable by the Commission in the 100% Orders.

Share Price to Earnings Ratio.

     The financial strength of Xcel Energy is reflected in its Price/Earnings ratio which exceeds industry averages. Xcel Energy’s P/E ratio as of December 31, 2001 was 12.1, compared to the average for utilities in the Standard & Poor’s Electric Utility Index of 10.82.

Market to Book Ratio.

     Xcel Energy’s market to book ratio as of December 31, 2001 was 1.4. This ratio is consistent with the industry average, which was 1.60 as of September 30, 2001 (latest information available) according to CA Turner Utility Reports.

Dividend Payout Ratio.

     Xcel Energy’s current payout ratio is 65.2%. The industry average, according to CA Turner Utility Reports, was 57%. Target payout ratios are reviewed annually to assure that there is sufficient cushion to support future growth while providing a reasonable dividend payout to shareholders.

Equity to Total Capitalization.

     Xcel Energy’s common equity, as a percentage of consolidated total capitalization was approximately 30.5% as of December 31, 2001. Details of Xcel Energy’s capitalization as of December 31, 2001 are shown below:

	December 31, 2001
	(000's)
Current Portion of Long Term Debt	682,207	3.0%
Short Term Debt	2,224,812	9.9%
Long Term Debt	12,117,516	53.9%

Total Debt	15,024,535	66.9%

TOPRS	494,000	2.2%
Preferred Stock	105,320	0.5%

Total Preferred Equity	599,320	2.7%

Common Stock	6,194,477	27.6%
Minority Interest	654,670	2.9%

Total Common Equity	6,849,147	30.5%

TOTAL CAPITALIZATION	22,473,002	100.0%

     Xcel Energy recently completed the public sale of $500 million of its common stock which, as shown on Exhibit I, increased its common equity comfortably above the 30% level. The pro forma capitalization of

Xcel Energy, adjusted to reflect the investment of $2.47 billion in EWGs and FUCOs, is show on Exhibit I.

     Each of the principal Utility Subsidiaries6  have strong capital structures. The capitalization of each of NSP, NSP-W, SPS and PSCo are set forth below:

As of September 30, 20011

	NSP		NSP-W		SPS		PSC

	$1000's	%	$1000's	%	$1000's	%	$1000's	%

Common Equity	$1,645,837	48.2%	$407,921	56.0%	$778,485	47.3%	$1,982,001	49.0%
Preferred Stock	—	0.0%	—	0.0%	—	0.0%	—	0.0%
Long-Term Debt[2]	$1,547,747	45.4%	$313,100	43.0%	$326,686	19.9%	$1,806,039	44.6%
Short-Term Debt	$218,385	6.4%	$7,200	1.0%	$539,406	32.8%	$260,275	6.4%

TOTAL CAPITALIZATION	$3,411,969	100.0%	$728,221	100.0%	$1,644,577	100.0%	$4,048,315	100.0%

[1] Audited financial statements for the Utility Subsidiaries for the year ended December 31, 2001 are not yet available.

[2] Includes current maturities of long-term debt and TOPRs.

Credit Ratings.

     Xcel Energy is a financially sound company with an investment grade rating from the major national credit rating agencies. Xcel’s principal Utility Subsidiaries (NSP, NSP-W, SPS and PSCo) are financially sound and each have investment grade ratings from major national rating agencies. The credit ratings from major nationally recognized rating agencies for Xcel Energy and its Utility Subsidiaries are set out in the table below.

[6] The Utility Subsidiaries consist of Northern States Power Company, a Minnesota corporation (“NSP”), Northern States Power Company, a Wisconsin corporation (“NSP-W”), Public Service Company of Colorado (“PSCo”), Southwestern Public Service Company (“SPS”), Cheyenne Light, Fuel & Power Company (“Cheyenne”) and Black Mountain Gas Company (“Black Mountain”).

Type of Rating	Moody's	Fitch	S&P

Xcel Energy Corporate Rating	A3	A-	A-
Senior Secured	—	—	—
Senior Unsecured	A3	A-	BBB+
Commercial Paper	P2	F2	A2
Preferred	Baa2	BBB+	BBB
NSP Corporate Rating	A1	A+	A-
Senior Secured	Aa3	AA-	A
Senior Unsecured	A1	A+	BBB+
Commercial Paper	P1	F1+	A2
NSP-W Corporate Rating	—	A+	A
Senior Secured	Aa3	AA-	A
Senior Unsecured	A1	A+	A-
Commercial Paper	—	—	—
PSCo Corporate Rating	Baa1	A-	A-
Senior Secured	A3	A	A
Senior Unsecured	Baa1	A-	BBB+
Commercial Paper	P2	F1	A2
SPS Corporate Rating	A3	A+	A-
Senior Secured	—	—	—
Senior Unsecured	A3	A+	A-
Commercial Paper	P2	F1+	A2

Cheyenne and Black Mountain have no outstanding credit ratings.

NRG Energy, Inc.

     NRG Energy, Inc. (“NRG”) is the primary holding company in the Xcel Energy system for investments in EWGs and FUCOs. As of December 31, 2001, Xcel Energy owned 74.343% of the outstanding common stock of NRG. As of December 31, 2001, Xcel Energy's investment in NRG was approximately $782 million.7

     As of February 12, 2002, NRG is rated investment grade by Standard & Poor’s and Moody’s —i.e., Baa3 by Moody’s and BBB- by Standard & Poor’s. On December 4, 2001, Moody’s placed NRG’s ratings under review for a potential downgrade. On February 11, 2002, Standard & Poor’s placed NRG on credit watch with positive implications. Xcel Energy is currently working with NRG and the rating agencies in an effort to maintain the investment grade ratings of NRG. Xcel Energy views the investment grade rating of NRG as an important component in the future operations and development of NRG and commits to use all reasonable efforts, which are consistent with prudent business practice, to maintain an investment grade rating of NRG with at least one nationally recognized credit rating agency.

[7] In February 2002, Xcel Energy increased its “aggregate investment” in NRG, in that Xcel Energy made a loan in the principal amount of $250 million to NRG, evidenced by a subordinated convertible note of NRG.

Insulation from Risk.

     Xcel Energy’s request for authorization to make additional investments in EWGs and FUCOs will not have an adverse impact on the Utility Subsidiaries, their respective customers or on the ability of the relevant state commissions to protect the Utility Subsidiaries and their customers. As discussed in the Original Financing U-1, this is supported by: (i) the insulation of the Utility Subsidiaries and their customers from potential direct adverse effects of investments in EWGs and FUCOs, (ii) analyses of the financial integrity of the Utility Subsidiaries and (iii) the affirmation of the state commissions that they have the authority to protect ratepayers in their respective states from adverse impact.

     The investments by Xcel Energy in EWGs and FUCOs will be segregated from the Utility Subsidiaries. None of the Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to NRG or to any EWG or FUCO in which Xcel Energy owns an interest. Losses that may be incurred by such EWGs and FUCOs would have no effect on domestic rates of any Utility Subsidiaries, since they undertake not to seek recovery in rates. Moreover, to the extent that there may be any indirect impact on the Utility Subsidiaries from Xcel Energy ‘s investment in EWGs and FUCOs through effects on Xcel Energy’s capital costs, the states have the authority and the mechanisms to prevent any such adverse effects from being passed on to ratepayers.

     Additional investments in EWGs and FUCOs will not have any negative impact on the Utility Subsidiaries’ ability to fund operations and growth. As described in the Original Financing U-1, present projections indicate that during the Authorization Period the Utility Subsidiaries will continue to fund their operations and their construction expenditures primarily from internal sources of cash and from sales of securities and other borrowings. Moreover, there is no reason to believe that the Utility Subsidiaries cannot access capital markets as needed.

     As described in the Original Financing U-1, Xcel Energy will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of Utility Subsidiary employees in connection with providing services to EWGs and FUCOs, and with the other applicable conditions of Rule 53(a) providing specific protections to customers of the Utility Subsidiaries and their state commissions, in particular, the requirements of Rule 53(a)(1) regarding the preparation and making available of books and records and financial records regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.

     As discussed in the Original Financing U-1, potential investments in EWGs and FUCOs go through a rigorous investment and risk analysis. Pursuant to Xcel Energy’s investment guidelines, each project must demonstrate: (i) consistency with Xcel Energy’s overall generation strategy, (ii) existence of quality customers, (iii) availability of quality partners, particularly local partners, (iv) ability to produce electricity at a low cost, (v) ability to have operating control, (vi) expected earnings above a specified level and (vii) compliance with minimum risk requirements and risk tolerance guidelines. Each potential project is subjected to a series of formal reviews to ensure the project’s soundness. For all projects, the risk analysis includes consideration of business, financial, regulatory, environmental and legal risks. Any foreign projects are subject to an additional level of scrutiny concerning the political and economic stability of the particular country. Xcel Energy’s project review procedures are set forth in more detail in the Original Financing U-1.

     Xcel Energy’s investment in EWGs and FUCOs can benefit the Xcel Energy system as a whole, and indirectly the Utility Subsidiaries. Historically, NRG has provided significant benefits to the Xcel Energy system, as described below.

•	The earnings of NRG have historically grown at a faster rate than that of the individual Utility Subsidiaries. The higher earnings growth potential of NRG increases the value of Xcel Energy’s stock and as a result decreases the cost of its equity capital, which can be issued to support the activities of all subsidiaries of Xcel Energy.

•	The diversification of NRG’s project earnings stream reduces the overall portfolio risk of Xcel Energy. NRG has a diversification of fuel type, dispatch mix, geographical location and power sales strategy (length of contract), which protects NRG and the Xcel Energy system from a concentration of risk (i.e., weather, political/regulatory, fuel type shortage, etc.).

•	The addition of NRG in the Xcel Energy system allows for a knowledge/experience transfer of best practices to the Utility Subsidiaries and the other companies of the Xcel Energy system.

•	Historically, a substantial amount of NRG’s debt is non-recourse to NRG corporate, which provides an additional level of financial protection.

     NRG has contributed positively to Xcel Energy’s operating results in the fiscal years ended December 31, 1997, 1998, 1999, 2000 and 2001 in the amounts of $22 million, $41.7 million, $57.2 million, $153.8 million and $199.6 million, respectively. Xcel Energy’s earnings (before special charges and extraordinary items) for the fiscal years ended December 31, 1997, 1998, 1999, 2000 and 2001 were $536.3 million, $618.8 million, $612.1 million, $715.5 million and 790.7 million, respectively. Thus, Xcel reported an increase (decrease) of 15.3%, (1%), 16.9% and 10.5% in its earnings for the years 1998, 1999, 2000 and 2001, respectively, over prior year’s results.

Adequacy of State Commission Oversight.

     In the opinion of Xcel Energy, the twelve state commissions having jurisdiction over the Utility Subsidiaries, namely Arizona, Colorado, Kansas, Michigan, Minnesota, Oklahoma, New Mexico, North Dakota, South Dakota, Texas, Wisconsin and Wyoming (collectively, the “State Commissions”) are able to protect utility customers within their respective states.

     Pursuant to New Century Energies, Inc., Holding Co. Act Release No. 26982 (February 26, 1999) (the “NCE 100% Order”), the Commission authorized NCE to issue and sell securities up to 100% of its consolidated retained earnings for investment in EWGs and FUCOs. In connection with the NCE 100% Order, the Commission requested and received from each of the six state commissions having jurisdiction over the NCE Utility Subsidiaries8 a letter certifying that such state commission has jurisdiction over the respective public utility companies and that such state commission will exercise such authority to protect ratepayers. See Exhibits D-1 through D-6 to the NCE 100% Application. The Applicants respectfully submit that the Commission should rely on such state certifications in reviewing this matter.9

[8] The NCE Utility Subsidiaries consist of Public Service Company of Colorado, Southwestern Public Service Company and Cheyenne Light, Fuel & Power Company.

[9] This approach is consistent with the Commission’s Order in American Electric Power Electric Company, Inc. and Central and South West Corporation, Holding Co. Act Release No. 27186 (June 14, 2000). In that order, the Commission held that to the extent that AEP and CSW were authorized pursuant to Sections 32 and 33 of the Act and the rules thereunder to invest up to 100% of their consolidated retained earnings in EWG and FUCO interests, the combined company should also be authorized to invest up to 100% of its combined consolidated retained earnings in EWG and FUCO interests. Similarly, the Applicants rely on the NCE 100% Order, and the

     Xcel has requested and received from each of the six state commissions having jurisdiction over NSP, NSP-W and Black Mountain Gas Company a letter certifying that such state commission has jurisdiction over the respective Xcel system public utility companies and that such state commission will exercise such authority to protect ratepayers. Copies of these certifications are attached hereto as Exhibits D-12 through D-19.

     Finally, as noted above, the State Commissions will have authority to make adjustments in a Utility Subsidiary’s cost of capital to take into account any negative effect from Xcel’s investment in EWGs and FUCOs.

     For all of these reasons, the State Commissions will have adequate authority to protect Utility Subsidiary ratepayers from any adverse effect associated with Xcel or its non-utility subsidiaries.

Rule 53(b) Factors.

     With respect to the relevant financial benchmarks specifically contemplated by Rule 53(b), none is applicable:

•	there has been no bankruptcy of Xcel Energy or any of its associate companies (Rule 53(b)(1));

•	average consolidated retained earnings for the four most recent quarterly periods have not decreased by more than 10% from the average for the preceding four quarterly periods (Rule 53(b)(2))[10];

•	in the fiscal year 2001, Xcel Energy did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs that exceeded an amount equal to 5% of its consolidated retained earnings (Rule 53(b)(3)).

Xcel Energy undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the above-described conditions occur during the Authorization Period.

Financing Parameters.

     Xcel Energy renews its commitment set forth in Item l.B.2 of the Original Financing U-1 that the authorization requested herein is subject to the following financing parameters:

     Rating of Long-Term Debt. Any long-term debt to be issued by Xcel Energy will, at the time of original issuance, be rated at least investment grade by a nationally recognized credit rating organization.

(continued...)

state certifications obtained by the Commission from each of the state commissions having jurisdiction over the NCE Utility Subsidiaries in connection therewith. With respect to the Utility Subsidiaries not addressed in the NCE 100% Order, the Applicants submit herewith the requisite state certifications.

[10] At September 30, 2001, Xcel Energy’s “aggregate investment” in EWGs and FUCOs was approximately 9% of Xcel Energy’s total capital invested in utility operations. Nonetheless, Rule 53(b)(2) is not applicable because Xcel Energy met the requirements of one prong of the two prong test — i.e., average consolidated retained earnings for the four most recent quarterly periods have not decreased by more than 10% from the average for the preceding four quarterly periods.

     Capitalization Ratios. Xcel Energy’s common equity, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, will be at least 30% of consolidated total capitalization; and the common stock equity of each of the Utility Subsidiaries, individually, will be at least 30% of its respective total capitalization.

     Xcel Energy also commits that during the Authorization Period it will not issue any securities (other than its common stock or securities which are not “rated” by rating agencies) unless such securities are rated “investment grade” by at least one nationally recognized rating agency. Xcel Energy requests that the Commission reserve jurisdiction over the issuance by it of indebtedness which is convertible into or exchangeable for common stock of Xcel Energy, in those circumstances where the security would, upon issuance, be a rated security but be rated below investment grade.

     Xcel Energy further commits that the authorization requested herein is subject to the financing parameters that any long-term debt to be issued by NSP, NSP-W, SPS and PSCo, the principal Utility Subsidiaries of Xcel Energy, will, at the time of original issuance, be rated at least investment grade by a nationally recognized credit rating organization.

     Xcel Energy further commits that at such time during the Authorization Period that Xcel Energy owns 100% of the outstanding voting securities of NRG11 it will not, without authorization of the Commission, permit NRG to make a public offering of debt securities unless such debt securities at the time of issuance are rated at least investment grade by a nationally recognized credit rating organization. Xcel Energy requests that the Commission reserve jurisdiction over the approval of the public offering by NRG, at such time that Xcel Energy owns 100% of NRG’s outstanding voting securities, of debt securities which are not rated at least investment grade by a nationally recognized credit rating organization.

Use of Additional Authority.

     With respect to the additional authority requested herein to invest in EWGs and FUCOs, Xcel Energy expects to use approximately $600 million to complete the exchange offer and merger of NRG into a wholly-owned subsidiary of Xcel Energy. Following completion of the exchange offer and merger, Xcel Energy’s plans for NRG in 2002 include:

•	Infusing an additional $600 million of equity into NRG, consisting of the conversion of a $250 million loan advanced to NRG by Xcel Energy on February 28, 2002 and of an additional $50 million loan advanced to NRG by Xcel Energy immediately after the issuance of an order in this matter, plus an additional $300 million, eliminating NRG’s short term need to issue additional equity;

•	Slowing NRG’s growth in megawatt capacity, which could include selling approximately $1.9 billion of existing, largely international, generating assets;

[11] As announced by Xcel Energy on February 15, 2002, Xcel Energy plans to commence an exchange offer by which Xcel Energy would acquire all of the outstanding publicly held shares of NRG. Completion of the exchange offer will be conditioned upon NRG’s public shareholders tendering enough shares so that, when taken together with the shares of common stock that Xcel Energy currently holds, Xcel Energy would own at least 90% of NRG’s common stock. Upon successful completion of the exchange, Xcel Energy will merge NRG with a wholly-owned subsidiary of Xcel Energy in a “short form” merger. In the merger, each remaining share of NRG common stock will be exchanged (subject to the exercise of appraisal rights) for the same number of shares of Xcel Energy common stock as is exchanged in the exchange offer. Xcel Energy commits to advise the Commission in the event that the tender offer is not successful.

•	Reducing NRG’s exposure to and investment in non-core markets by canceling approximately $700 million of planned projects and deferring about $900 million of planned projects; and

•	Selling 28 unassigned turbines and deferring installment of additional unassigned turbines.

Xcel Energy expects these actions, if successful, would reduce 2002 cash requirements of NRG by about $3 billion.

     Xcel Energy believes that, if the exchange offer and merger are completed and its plans for NRG are implemented, NRG will be a largely domestic-based, non-regulated independent power producer with regionally based businesses focused around high-load centers with a continued focus on retaining optimal fuel sources, dispatch mix and power sales. If the exchange offer and merger are completed, Xcel Energy also expects to capture other benefits principally related to:

•	Realizing efficiencies from reducing business development activities with NRG with estimated cost savings of approximately $45 million.

•	Integrating power plant management across its system; and

•	Capturing infrastructure savings by consolidating trading and marketing organization, where appropriate and while honoring all regulatory requirements, in order to maximize available synergies.

     Thus, of the approximately $1.2 billion of additional authority requested herein, approximately $600 million will be used to effect the exchange offer and merger involving NRG and $350 million will reflect additional equity contributions of Xcel Energy into NRG. The use of the remaining balance of $250 million has not been determined with precision, but is expected to be used to provide guarantees or other credit support for indebtedness of NRG. Amounts advanced by Xcel Energy, whether in the form of loans or capital contributions, are expected to be used by NRG to reduce existing indebtedness.

     The utilization of funds from Xcel Energy to repay the debt of NRG will enable NRG to issue additional debt to fund existing and future projects. However, the precise projects to be funded remain subject to discussion by the NRG Board of Directors.

ITEM 2. Fees, Commissions and Expenses

     The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed in this Amendment No. 8 to Application-Declaration is estimated to be $20,000, in addition to the estimate of fees, commissions and expenses set forth in the Original Financing U-1. These estimates of fees do no include fees and other expenses incurred in consummating financings covered hereby. It is estimated that such fees and expenses will not exceed 5% of the proceeds.

EXHIBITS.

     The Applicant adds the following Exhibit to this Application:

EXHIBIT F-1	Opinion of Counsel

EXHIBIT I	Pro Forma Capitalization of Xcel Energy (Filed in paper under cover of FORM SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment No. 8 to Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 6, 2002

Xcel Energy Inc.

By: Title:	/s/ Paul E. Pender Vice President and Treasurer